Patterson-UTI Energy, Inc.

10713 W. Sam Houston Parkway N, Suite 800

Houston, Texas 77064

(281) 765-7100

August 7, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Irene Barberena-Meissner

Re:	Acceleration Request Patterson-UTI Energy, Inc. Registration Statement on Form S-4 File No. 333-226453

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Patterson-UTI Energy, Inc., a Delaware corporation (the “Registrant”), hereby requests the effectiveness of the Registration Statement on Form S-4 (File No. 333-226453) the “Registration Statement”) be accelerated so that it will become effective no later than 9:00 a.m., Washington, D.C. time, on August 9, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Tull Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767.

Please contact the undersigned at (281) 765-7100 or Tull Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767 if there are any questions regarding this matter.

[signature page follows]

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By: /s/ C. Andrew Smith
Name: C. Andrew Smith
Title: Executive Vice President and Chief Financial Officer

cc:	Tull Florey
Gibson, Dunn & Crutcher LLP

Irene Barberena-Meissner
U.S. Securities and Exchange Commission